Exhibit 99.1

APTORUM GROUP LIMITED

(a Cayman Islands exempted company with limited liability)

(NASDAQ: APM)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “2022 Annual Meeting”) of Aptorum Group Limited (the “Company”) will be held on December 21, 2022, at 12:00 noon, London local time, at 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN for the following purposes:

Item		Board Vote Recommendation

1.	To re-elect all seven directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his respective successor is elected and duly qualified.	“FOR”

2.	To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP[1] as the Company’s independent auditors for the year ending December 31, 2022, and to authorize the Board of Directors to fix their remuneration.	“FOR”

3.

To approve that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

“FOR”

As of the date of this Notice of Annual Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2022 Annual Meeting.

The Board of Directors of the Company has fixed the close of business on October 14, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2022 Annual Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the 2022 Annual Meeting or any adjournment thereof.

1 Please note that this is the same auditor that has been auditing the Company since 2018; they underwent a recent name change from Marcum Bernstein & Pinchuk LLP to Marcum Asia CPAs LLP.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials, including the Company’s 2021 Annual Report, from the Company’s website at www.aptorumgroup.com or by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

By Order of the Board of Directors,

/s/ Darren Lui
Darren Lui
Chief Executive Officer and Director

London

November 8, 2022

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

PRECAUTIONARY MEASURES FOR THE 2022 ANNUAL MEETING

To safeguard the health and safety of shareholders and to prevent the spreading of the COVID-19 pandemic, as precautionary measures we will have compulsory temperature screening/checks and will not provide any refreshments at the 2022 Annual Meeting.

Attendees who do not comply with the precautionary measures may be denied entry to the 2022 Annual Meeting, at the absolute discretion of the Company as permitted by law.

For the health and safety of shareholders, the Company encourages shareholders to exercise their right to vote at the 2022 Annual Meeting by appointing the Chairman of the 2022 Annual Meeting as their proxy and to return their proxy forms by the time specified herein, instead of attending the 2022 Annual Meeting in person.

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APTORUM GROUP LIMITED

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 21, 2022

PROXY STATEMENT

The Board of Directors of Aptorum Group Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “2022 Annual Meeting”) of the Company to be held on Wednesday, December 21, 2022, at 12:00 noon, London local time, at 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN or any adjournment thereof. Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of the Company at the close of business on October 14, 2022 (the “Record Date”) are entitled to attend and vote at the 2022 Annual Meeting or at any adjournment thereof. Two shareholders entitled to vote and be present in person or by proxy or in the case of a shareholder being a corporation, by its duly authorized representative one of whom must be the holder representing a majority of shares in the Company throughout the 2022 Annual Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the 2022 Annual Meeting shall appoint the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by him on the Record Date. The polls will close at 11:59 p.m. EST on December 20, 2022.

A proxy statement describing the matters to be voted upon at the 2022 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 8, 2022, to all shareholders entitled to vote at the 2022 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.aptorumgroup.com on or about November 8, 2022. If you plan to attend the 2022 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2022 Annual Meeting.

Whether or not you plan to attend the 2022 Annual Meeting, it is important that your shares be represented and voted at the 2022 Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on December 20, 2022 to be validly included in the tally of shares voted at the 2022 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2022 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2022 Annual Meeting. As a shareholder, you are invited to attend the 2022 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2022 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2022 ANNUAL MEETING?

There are three proposals that will be voted on at the 2022 Annual Meeting:

1.	To re-elect all seven directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his respective successor is elected and duly qualified.

2.	To approve, ratify and confirm the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2022, and to authorize the Board of Directors to fix their remuneration.

3.

To approve that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”) such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

We may also transact such other business as may properly come before the 2022 Annual Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends that you vote:

●	“FOR” the re-election of all seven directors named in this Proxy Statement (Proposal No. 1).

●	“FOR” the approval, ratification and confirmation of the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2022, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2).

●	“FOR” the approval of every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”) such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented (Proposal No. 3).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2022 ANNUAL MEETING?

If any other matters are properly presented for consideration at the 2022 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2022 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2022 Annual Meeting.

WHO CAN VOTE AT THE 2022 ANNUAL MEETING?

Shareholders of record at the close of business on October 14, 2022, the date established by the Board for determining the shareholders entitled to vote at our 2022 Annual Meeting (the “Record Date”), are entitled to vote at the 2022 Annual Meeting.

On the Record Date, 13,269,528 shares of our Class A Ordinary Shares (representing 13,269,528 votes) and 22,437,754 shares of our Class B Ordinary Shares (representing 224,377,540 votes) were outstanding and are entitled to vote at the 2022 Annual Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2022 Annual Meeting.

On a vote by way of poll, each holder of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote in respect of each Class A Ordinary Share held by him on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by him on the Record Date. The polls will close at 11:59 p.m. EST on December 20, 2022.

A list of the shareholders of record as of October 14, 2022 will be available for inspection at the 2022 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

Two members, one of whom must be the holder of a majority of our outstanding shares as of the Record Date must be present, in person or by proxy, at the 2022 Annual Meeting in order to properly convene the 2022 Annual Meeting. This is called a quorum. If such members are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2022 Annual Meeting may be adjourned to such time and place determined by the Directors. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2022 Annual Meeting, but you may not vote these shares in person at the 2022 Annual Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2022 Annual Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2022 Annual Meeting, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on December 20, 2022 to be validly included in the tally of shares voted at the 2022 Annual Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

You may vote before the annual meeting at www.proxyvote.com. Use your 16-digit control number, located on the Notice, and follow the instructions.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: “FOR” the re-election of all seven directors of the Company named in this Proxy Statement (Proposal No. 1), “FOR” the approval, ratification and confirmation of the re-appointment of Marcum Asia CPAs LLP as the Company’s independent auditors for the year ending December 31, 2022, and to authorize the Board of Directors to fix their remuneration (Proposal No. 2) and “FOR” the approval that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”), such that immediately following the Share Consolidation the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented (Proposal No. 3). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2022 Annual Meeting.

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2022 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2022 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2022 Annual Meeting, a valid, later-dated proxy. Attendance at the 2022 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2022 Annual Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2022 Annual Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on December 20, 2022. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2022 Annual Meeting. Proxies may be solicited by our directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2022 ANNUAL MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the 2022 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2022 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2022 Annual Meeting is required for all three proposals presented herein.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of either proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2022 Annual Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of either proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2022 ANNUAL MEETING?

If you plan to attend the 2022 Annual Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2022 Annual Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2022 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business EST on October 14, 2022. In order to vote at the 2022 Annual Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2022 Annual Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

Copies of our 2021 Annual Report, including consolidated financial statements as of and for the year ended December 31, 2021, the proxy card, the Notice and this Proxy Statement are available on our Company’s website at www.aptorumgroup.com. The contents of that website are not a part of this Proxy Statement.

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2021 Annual Report for the year ended December 31, 2021, which was filed on Form 20-F (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2021 Annual Report by visiting the “Financial Information” heading under the “Investors” section of the Company’s website at www.aptorumgroup.com. If you want to receive a paper or email copy of the Company’s 2021 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by contacting our Investor Relations Department at: investor.relations@aptorumgroup.com.

PRECAUTIONARY MEASURES FOR THE 2022 ANNUAL MEETING

With the outbreak and spreading of the COVID-19 pandemic and the heightened requirements for the prevention and control of its spreading, to safeguard the health and safety of shareholders who might be attending the 2022 Annual Meeting in person, the Company will implement the following precautionary measures at the 2022 Annual Meeting.

Voting by proxy in advance of the 2022 Annual Meeting: The Company does not in any way wish to diminish the opportunity available to shareholders to exercise their rights and to vote, but is conscious of the pressing need to protect shareholders from possible exposure to the COVID-19 pandemic. For the health and safety of shareholders, the Company would like to encourage shareholders to exercise their right to vote at the 2022 Annual Meeting by appointing the Chairman of the 2022 Annual Meeting as their proxy instead of attending the 2022 Annual Meeting in person. Physical attendance is not necessary for the purpose of exercising shareholder rights. Completion and return of the proxy form will not preclude shareholders from attending and voting in person at the 2022 Annual Meeting or any adjournment thereof should they subsequently so wish. The deadline to submit completed proxy forms is by 11:59 p.m. EST on December 20, 2022. Completed proxy forms must be returned to Broadridge Financial Solutions, Inc., at 51 Mercedes Way, Edgewood, NY 11717.

Shareholders are strongly encouraged to cast their votes by submitting a proxy form appointing the Chairman of the 2022 Annual Meeting as their proxy.

To safeguard the health and safety of shareholders who might be attending the 2022 Annual Meeting in person, the Company will also implement the following measures at the 2022 Annual Meeting:

(1)	Compulsory temperature screening/checks will be carried out on every attendee at the entrance of 4T.07, 17 Hanover Square, Mayfair London, England W1S 1BN (“2022 Annual Meeting venue”). Any person with a body temperature above the reference range quoted by the Department of Health from time to time, or is exhibiting flu-like symptoms may be denied entry into the 2022 Annual Meeting venue and be requested to leave the 2022 Annual Meeting venue.

(2)	No refreshments or drinks will be provided to attendees at the 2022 Annual Meeting.

Attendees are in addition requested to observe and practice good personal hygiene at all times. To the extent permitted by law, the Company reserves the right to deny entry into the 2022 Annual Meeting venue or require any person to leave the 2022 Annual Meeting venue so as to ensure the health and safety of the attendees at the 2022 Annual Meeting.

Due to the constantly evolving COVID-19 pandemic situation in London, the Company may be required to change the 2022 Annual Meeting arrangements at short notice. Shareholders should check the Company’s website at www.aptorumgroup.com for future announcements and updates on the 2022 Annual Meeting arrangements.

Appointment of proxy by Beneficial Owners: Beneficial Owners whose shares are held through banks, brokers, custodians should consult directly with their banks or brokers or custodians (as the case may be) to assist them in the appointment of proxy.

If shareholders have any questions relating to the 2022 Annual Meeting, please contact our Investor Relations Department at: investor.relations@aptorumgroup.com.

PROPOSALS

PROPOSAL NO. 1

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of seven members. All seven current directors named below seek re-election at the 2022 Annual Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his appointment is otherwise terminated in accordance with the articles of association of the Company.

MR. DARREN LUI

Mr. Darren Lui is the Chief Executive Officer and Executive Director of Aptorum Group Limited. Mr. Lui served as President and Executive Director of Aptorum Group Limited from October 2017 to May 2022. Mr. Lui was previously the founder, director and responsible officer of Varengold Capital Securities Limited and Varengold Capital Asset Management Limited in Hong Kong, with subsidiaries operating brokerage, asset management, and investment businesses in Asia established since January 2015.

Prior to this, he was a Director within the Fixed Income Group of Barclays Capital, where he spent over nine years from September 2005 to February 2014 developing and establishing their London, Singapore and New York teams. From September 2002 to August 2005 he was qualified as a Chartered Accountant with Ernst & Young LLP (London), specializing in capital markets advisory.

Mr. Lui graduated with First-Class Honors from Imperial College, London with a BSc degree in Biochemistry in June 2002. He is a Chartered Accountant (ICAS), accredited with Chartered Financial Analyst designation, and an Associate of Chartered Institute of Securities & Investments (UK).

DR. CLARK CHENG

Dr. Clark Cheng is the Chief Medical Officer and an Executive Director of Aptorum Group Limited; he is also an executive director of Aptorum Medical Limited (one of the Company’s subsidiaries); Dr. Cheng also serves as a director of several other of our subsidiaries. Prior to this appointment, Dr. Cheng served as the Operations Director since 2009 of Raffles Medical Group, and the company’s Deputy General Manager since 2011, representing an expanded role in the region. During his employment with Raffles Medical Group, he practiced as a full-time medical administrator to mainly overlook Raffles Medical Hong Kong operations and also supported its development in the PRC headquarter.

Dr. Cheng received his medical training at the University College London, UK, in 2005 and completed his foundation year training at The Royal Free Hospital in 2007. Pursuing his career in surgery, he obtained his membership of the Royal College of Surgeons of Edinburgh in 2009 and commenced his training in Orthopaedics where he practiced as Specialist Registrar at the National University Hospital, Singapore, with special interest in Traumatology of the lower limbs. In 2011, he also obtained his Master in Business & Administration with distinction from Tippie College of Business, University of Iowa, US.

Dr. Cheng is an active member of the Singapore Chamber of Commerce, and appears regularly as a guest speaker for The Open University of Hong Kong, The Airport Authority Hong Kong and other corporate events.

MR. IAN HUEN

Mr. Ian Huen is the Founder and a Non-Executive Director of Aptorum Group Limited. Mr. Huen served as Chief Executive Officer and Executive Director of Aptorum Group Limited from October 2017 to May 2022. He has over 18 years of global asset management experience and previously covered the U.S. healthcare sector as an equity research analyst at Janus Henderson Group plc (formerly known as Janus Capital). Mr. Huen was the financial advisor in the sale of Seng Heng Bank Limited (Macau) to Industrial and Commercial Bank of China in 2007 and was appointed as the vice president of the Board of General Meeting in Industrial and Commercial Bank of China (Macau) Capital Limited in March 2007 for a term of 12 years until March 2019.

As a trustee board member of the Dr. Stanley Ho Medical Development Foundation, Mr. Huen facilitates advisory, development funding, access to research resources across Asia and continues to establish relationships with leading academic institutions to propel innovations in healthcare.

Mr. Huen graduated from Princeton University with an A.B. degree in Economics in June 2001, earned a MA in Comparative and Public History from CUHK in June 2016. Mr. Huen is also a Chartered Financial Analyst (“CFA”).

MR. CHARLES BATHURST

Mr. Bathurst is an Independent Non-Executive Director of Aptorum Group Limited, chairs the Audit Committee and is a member of both the Compensation Committee and the Nominating and Corporate Governance Committee. He has over 46 years’ experience of management and senior executive roles across the financial services, technology and healthcare industries. In 2011, he set up his own independent consultancy service, Summerhill Advisors Limited, advising on management structure, business development, financial reporting, internal audit controls and compliance to both emerging and multinational companies. Today he holds Non-Executive and Advisory board positions on fast-growing companies in healthcare, technology and financial services.

Prior to establishing Summerhill, he served as a Director for J.O. Hambro Investment Management from September 2008 to August 2011, where he oversaw the restructuring and commercialization of a range of in-house investment funds. He was appointed to the management board and supervised reporting teams including Business development, accounting, regulatory reporting and internal controls.

From April 2004 to March 2008, Mr. Bathurst served in multiple roles at Old Mutual Asset Managers (UK), including being a member of the senior management team and head of international sales. Duties included business development, launching new investment funds, recruitment, establishing and supervision of regulatory and financial reporting teams, as well as ensuring compliance with funds’ regulatory requirements and corporate governance standards.

Prior to this, Mr. Bathurst was an advisor to Lion Capital Advisors Limited from April 2003 to March 2004, and from June 2002 to March 2003 business development consultant reporting to the board of management of LCF Rothschild Asset Management Limited.

From April 1995 to March 2002, Mr. Bathurst joined a newly formed alternative investment management team at Credit Agricole Asset Management, establishing the London Branch as the Managing Director in 1998. He was responsible for the recruitment and development strategy for marketing, sales, investment, financial reporting, compliance and regulatory controls and investor relations.

Between the period of September 1989 and December 1994, Mr. Bathurst worked for GNI, the largest futures and options execution and clearing broker on the London International Financial Futures Exchange, where he focused on marketing to European and Middle East financial institutions. In 1991, he joined a new management team to launch a series of specialist investment funds while serving as the Head of Sales and Product Development.

Mr. Bathurst graduated from the Royal Military Academy Sandhurst in November 1974 and commissioned into the British Army serving in the UK and Germany.

DR. MIRKO SCHERER

Dr. Mirko Scherer is an Independent Non-Executive Director of Aptorum Group Limited. Dr. Scherer has been serving as the Chief Executive Officer at CoFeS China (formerly known as “TVM Capital China”) in Hong Kong since March 2015. CoFeS China focuses on cross-border activities in the life science industry between China and the West. CoFeS China acts as a bridge between China and the West, assisting Chinese investors and pharmaceutical companies accessing western innovations, while collaborating with innovative life science companies from the West to enter the fast-growing China market.

Dr. Scherer has served on the Board of the Frankfurt Stock Exchange from 2005 to 2007 and has been a board member of the Stichting Preferente Aandelen QIAGEN since 2004. From August 2016 through July 2018, Dr. Scherer served as a Non-Executive board member of Quantapore Inc. and from April 2015 through September 2017, he was a director of China BioPharma Capital I, (GP).

Dr. Scherer is an experienced biotechnology executive and has led numerous financing M&A and licensing transactions, in both public and private markets, in Europe and the U.S. for over 20 years. He consulted MPM Capital for the period between July 2012 and December 2014. Dr. Scherer was also a co-founder and partner of KI Kapital from November 2008 to February 2014, a company which was specialized in providing consultation in life science industry.

Prior to working in the venture capital industry, Dr. Scherer co-founded GPC Biotech (Munich and Princeton, NJ) and served as the Chief Financial Officer from October 1997 to December 2007. GPC Biotech engaged in numerous pharmaceutical alliances with companies such as Sanofi Aventis, Boehringer Ingelheim, Altana (now part of Takeda), Yakult, and Pharmion (now part of Celgene). Over the past 20 years, Dr. Scherer has established an extensive network in the U.S., European, and China’s biotechnology and venture capital industry. Prior to his time at GPC Biotech, Dr. Scherer worked as a consultant from May 1993 to June 1994 at the Boston Consulting Group.

Dr. Scherer earned a Doctorate in Finance from the European Business School in Oestrich-Winkel/Germany in 1998, a MBA from Harvard Business School in June 1996, and a degree in Business Administration from the University of Mannheim/Germany in February 1993.

PROFESSOR JUSTIN WU

Professor Justin Wu is an Independent Non-Executive Director of Aptorum Group Limited. He also has been serving as the Chief Operating Officer of CUHK Medical Centre since August 2018. He served as the Associate Dean (Development) of the Faculty of Medicine at CUHK from July 2014 to June 2018 and the Associate Dean (Clinical) of the Faculty of Medicine at CUHK from December 2012 to July 2014, and has been serving a Professor in the Department of Medicine and Therapeutics since 2009, also the Director of the S. H. Ho Center for Digestive Health, a research center specializing in functional gastrointestinal diseases, reflux and motility disorders, and digestive endoscopy. Active in research publications and assessments, Professor Wu served as the International Associate Editor of American Journal of Gastroenterology (“AJG”), and Managing Editor of Journal of Gastroenterology and Hepatology (“JGH”). He is also the Secretary General of the Asian Neurogastroenterology and Motility Association (“ANMA”), and Secretary General of the Asia Pacific Association of Gastroenterology (“APAGE”).

Professor Wu has won a number of awards including the Emerging Leader in Gastroenterology Award by the JGH Foundation, and the Vice Chancellor’s Exemplary Teaching Award at CUHK. Aside from his expertise in gastroenterology, Professor Wu has an extensive interest in the development of Integrative Medicine in Hong Kong. He is the Founding Director of the Hong Kong Institute of Integrative Medicine, working closely with the School of Chinese Medicine to develop an integrative model at an international level. The institute aims at maximizing the strength of Western and Chinese medicine to provide a safe and effective integrative treatment to patients.

Professor Wu served as a consultant and an advisory board member for Takeda Pharmaceutical, AstraZeneca, Menarini, Reckitt Benckiser and Abbott Laboratory. He earned his Bachelor of Medicine and Bachelor of Surgery Degree (1993), and his Doctor of Medicine Degree (2000) from CUHK. Additionally, he attained Fellowships of the Royal College of Physicians of Edinburgh and London in 2007 and 2012 respectively, Fellowship of the Hong Kong College of Physicians in 2002, Fellowship of the Hong Kong Academy of Medicine in 2002, and has been an American Gastroenterological Association Fellow since 2012.

PROFESSOR DOUGLAS ARNER

Professor Douglas W. Arner is an Independent Non-Executive Director of Aptorum Group Limited. Douglas is the Kerry Holdings Professor in Law and Director and co-founder of the Asian Institute of International Financial Law at the University of Hong Kong, as well as Faculty Director and co-founder of the LLM in Compliance and Regulation, LLM in Corporate and Financial Law, and Law, Innovation, Technology and Entrepreneurship (LITE) Programmes. He served as Head of the HKU Department of Law from 2011 to 2014 and as Co-Director of the Duke University-HKU Asia-America Institute in Transnational Law from 2005 to 2016. Douglas has published eighteen books and more than 200 articles, chapters and reports on international financial law and regulation, most recently Reconceptualising Global Finance and its Regulation (Cambridge 2016) (with Ross Buckley and Emilios Avgouleas) and The RegTech Book (Wiley 2019 (Janos Barberis and Ross Buckley). His recent papers are available on SSRN at https://papers.ssrn.com/sol3/cf_dev/AbsByAuth.cfm?per_id=524849, where he is among the top 75 authors in the world by total downloads. Professor Arner led the development of Introduction to FinTech – launched with edX in May 2018 and now with over 80,000 learners spanning the world – and the foundation of the edx-HKU Online Professional Certificate in FinTech. He is a Senior Visiting Fellow of Melbourne Law School, University of Melbourne, a non-executive director of NASDAQ and Euronext listed Aptorum Group and an Advisory Board Member of the Centre for Finance, Technology and Entrepreneurship (CFTE). Professor Arner was an inaugural member of the Hong Kong Financial Services Development Council (2013-2019) and has served as a consultant with, among others, the World Bank, Asian Development Bank, APEC, Alliance for Financial Inclusion, and European Bank for Reconstruction and Development. He has lectured, co-organised conferences and seminars and been involved with financial sector reform projects around the world. Professor Arner has been a visiting professor or fellow at Duke, Harvard, the Hong Kong Institute for Monetary Research, IDC Herzliya, McGill, Melbourne, National University of Singapore, University of New South Wales, Shanghai University of Finance and Economics, and Zurich, among others. Professor Arner is the Senior Regulatory & Strategic Advisor of Aeneas Group, a multi-disciplinary financial services institution with technology-driven growth initiatives.

He holds a BA from Drury College (where he studied literature, economics and political science) in 1992, a JD (cum laude) from Southern Methodist University in 1995, an LLM (with distinction) in banking and finance law from the University of London (Queen Mary College) in 1996, and a PhD from the University of London in 2005.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-ELECTION OF ALL CURRENT DIRECTORS NAMED ABOVE

PROPOSAL NO. 2

APPROVAL, RATIFICATION AND CONFIRMATION OF

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Marcum Asia CPAs LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2022. Ratification of the selection of Marcum Asia CPAs LLP by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2022 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Marcum Asia CPAs LLP, but may, in their discretion, retain Marcum Asia CPAs LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Marcum Asia CPAs LLP has been auditing the Company since 2018; they underwent a recent name change from Marcum Bernstein & Pinchuk LLP to Marcum Asia CPAs LLP.

A Representative from Marcum Asia CPAs LLP will be in attendance at the 2022 Annual Meeting via teleconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the years ended December 31,
	2021		2020
	(In thousand)
Audit fees	US$	258	US$	253
Audit-related fees		37		45
Tax fees		-		-
All other fees		-		-
Total	US$	295	US$	298

“Audit fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include review of documents filed with the SEC.

“Tax fees” include fees for professional services rendered by our principal auditor for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to other matters not reported under “Audit fees”, “Audit-related fees” and “Tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal auditor including audit services, audit-related services, tax services and other services.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR APPROVAL, RATIFICATION AND CONFIRMATION OF THE RE-APPOINTMENT OF

MARCUM ASIA CPAS LLP

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2022 AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

PROPOSAL NO. 3

TO APPROVE THAT EVERY 10 CLASS A ORDINARY SHARES OF A PAR VALUE OF US$1.00 EACH IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY BE CONSOLIDATED INTO 1 CLASS A ORDINARY SHARE OF A PAR VALUE OF US$10.00; AND EVERY 10 CLASS B ORDINARY SHARES OF A PAR VALUE OF US$1.00 EACH IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY BE CONSOLIDATED INTO 1 CLASS B ORDINARY SHARE OF A PAR VALUE OF US$10.00 ON ANY DATE ON OR PRIOR TO DECEMBER 21, 2023 AS DETERMINED BY THE BOARD OF DIRECTORS

On November 4, 2022, the Board unanimously adopted resolutions approving, declaring advisable and recommending to the shareholders for their approval, a proposal that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be will be changed from (x) US$100,000,000.00 divided into 60,000,000 Class A Ordinary Shares with a nominal or par value of US$1.00 each and 40,000,000 Class B Ordinary Shares with a nominal or par value of US$1.00 each to (y) US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented. Pursuant to the law of the Cayman Islands, our place of incorporation, any changes in the share capital of the Company must be approved by ordinary resolutions by our shareholders. Approval of this proposal will grant the Board the authority (but not the obligation), without further action by the shareholders, to determine the Effective Date of the Reverse Stock Split to be and implement same at any time prior to December 21, 2023, one year from the date of the 2022 Annual Meeting. Accordingly, it is possible that a Reverse Stock Split may not occur.

The Company is subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934 (the “Exchange Act”). The proposed reverse stock split will not affect the registration of the Class A Ordinary Shares under the Exchange Act. If the proposed reverse stock split is implemented, our Class A Ordinary Shares will continue to be reported on NASDAQ under the symbol “APM,” subject to compliance with NASDAQ listing standards. We will continue to be subject to the periodic reporting requirements of the Exchange Act.

Purpose of the Reverse Stock Split

The Board is submitting the proposed reverse stock split to our shareholders for approval in order to reduce the number of issued and outstanding shares and to increase the per share trading value of our Class A Ordinary Shares. The Board of Directors believes that our Ordinary Shares are undervalued and that a reverse split will allow the Ordinary Shares to trade at a more realistic price. The Board believes that the proposed reverse stock split is desirable and should be approved by our shareholders for a number of reasons, including, without limitation, the following:

●	The reverse stock split could potentially increase the per share trading value of our Class A Ordinary Shares, however there is no guarantee of that.

●	If we are successful in maintaining a higher stock price, it may improve the perception of our Class A Ordinary Shares as an investment security and may generate greater interest among a broader range of institutional and other professional investors and institutions in us, as we have been advised that the current market price of our Class A Ordinary Shares may affect its acceptability to certain members of the investing public. Many institutional investors have policies prohibiting them from holding lower-priced stocks in their portfolios, which reduces the number of potential purchasers of our Class A Ordinary Shares. Investment funds may also be reluctant to invest in lower-priced stocks. Investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks. Giving the Board of Directors the ability to effect a reverse stock split, and thereby potentially increase the price of our Class A Ordinary Shares, would give the Board the ability to address these issues if it is deemed necessary.

●	The Board believes that the increased market price of the Class A Ordinary Shares, which may potentially be the result of implementing the reverse stock split could improve the marketability of our Class A Ordinary Shares, which could allow us to raise additional capital.

●	The reverse stock split could decrease price volatility for our Class A Ordinary Shares, as small price movements currently may cause relatively large percentage changes in our stock price.

●	The reverse stock split may help increase analyst and broker interest in our stock as their policies can discourage them from following or recommending companies with lower stock prices. Because of the trading volatility often associated with lower-priced stocks, many brokerage houses and institutional investors have adopted internal policies and practices that either prohibit or discourage them from investing in such stocks or recommending them to their customers.

●	A higher market price per share for our Class A Ordinary Shares may help us attract and retain employees because some potential employees are less likely to work for a company with a low stock price, regardless of our market capitalization.

Accordingly, for these reasons, we believe that effecting the reverse stock split could be in our and our shareholders’ best interests.

Reducing the number of outstanding shares of our Class A Ordinary Shares through the reverse stock split is intended, absent other factors, to increase the per share market price of our Class A Ordinary Shares; we also seek to reduce the number of outstanding shares of Class B Ordinary Shares through the reverse stock split to proportionately reduce our overall securities outstanding. A number of the anticipated benefits of the proposed reverse stock split discussed above are contingent upon the split resulting in an increase in the per share market price of our Class A Ordinary Shares. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Class A Ordinary Shares. As a result, there can be no assurance that the reverse stock split, if completed, would result in the intended benefits described above, that the market price of our Class A Ordinary Shares will increase following the reverse stock split or that the market price of our Class A Ordinary Shares will not decrease in the future. Additionally, we cannot assure you that the market price per share of our Class A Ordinary Shares after a reverse stock split will increase in proportion to the reduction in the number of shares of our Class A Ordinary Shares outstanding before the reverse stock split. Accordingly, the total market capitalization of our Class A Ordinary Shares after the reverse stock split may be lower than the total market capitalization before the reverse stock split.

Certain Risks Associated with the Reverse Stock Split

The reverse stock split may not increase the price of the Class A Ordinary Shares.

Although the Board expects that a reverse stock split will result in an increase in the price of our Class A Ordinary Shares, the effect of a reverse stock split cannot be predicted with certainty. Other factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the stock price. As a result, there can be no assurance that the reverse stock split, if completed, will result in any of the intended benefits described above, that the stock price will increase as a result of or following the reverse stock split (or will increase in the same proportion as the final reverse stock split ratio) or that the stock price will not decrease in the future.

Moreover, a decline in the market price of the Class A Ordinary Shares after the reverse stock split may result in a greater percentage decline than would occur in the absence of the reverse stock split. The market price of the Class A Ordinary Shares is based on our performance and other factors, which are unrelated to the number of shares of Class A Ordinary Shares outstanding.

If the reverse stock split is implemented, the resulting per-share price may not attract institutional investors, investment funds or brokers and may not satisfy the investing guidelines of these investors or brokers, and consequently, the trading liquidity of our Class A Ordinary Shares may not improve.

While we believe that a higher share price may help generate investor and broker interest in the Class A Ordinary Shares, the reverse stock split may not result in a share price that will attract institutional investors or investment funds or satisfy the investing guidelines of institutional investors, investment funds or brokers. For example, some investors, analysts and other stock market participants have a negative perception of reverse stock splits due to: (1) the fact that the share price of some companies that have effected reverse stock splits has subsequently declined in share price and corresponding market capitalization, (2) the potential that the reduction in shares outstanding could have adversely impact the liquidity of our Class A Ordinary Shares; and (3) the costs associated with implementing a reverse stock split.

The reverse stock split may leave certain shareholders with “odd lots.”

The reverse stock split may result in some shareholders owning “odd lots” of fewer than 100 shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Board Discretion to Determine the Effective Date of the Reverse Stock Split

The Board believes that shareholder approval for the Board to determine the Effective Date of the Reverse Stock Split is in the best interests of our shareholders because it provides the Board with the flexibility to achieve the desired results of the reverse stock split and because it is not possible to predict when the market conditions would be ideal to implement it. If shareholders approve this proposal, the Board would have the authority, but not the obligation, in its sole discretion and without any further action on the part of the shareholders, to carry out a reverse stock split only upon the Board’s determination that a reverse stock split would be in the best interests of our shareholders at that time. The reverse stock split, if implemented, would be effected at a time that the Board determines to be most advantageous to us and to our shareholders by considering then-relevant market conditions. In determining the Effective Date to implement the reverse stock ratio, following receipt of shareholder approval, the Board may consider, among other things:

●	the historical prices and trading volume of our Class A Ordinary Shares;

●	the then-prevailing trading price and trading volume of our Class A Ordinary Shares and the anticipated impact of the reverse stock split on the trading market for our Class A Ordinary Shares;

●	the aggregate market value of our Class A Ordinary Shares held by non-affiliates;

●	the outlook for the trading price of our Class A Ordinary Shares;

●	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in our Class A Ordinary Shares;

●	our shareholders’ equity at such time; and

●	prevailing general market and economic conditions.

Although approval of this proposal would provide the Board with the authority to determine the Effective Date of the Reverse Stock Split, the Board is not obligated to do so. If the Board is to determine the Effective Date of the Reverse Stock Split, it will determine a date which it believes would be most likely to achieve the anticipated benefits of the Reverse Stock Split described above. Notwithstanding the approval of the Reverse Stock Split by our shareholders, the Board may, in its sole discretion, select not to determine the Effective Date of the Reverse Stock Split. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposed amendment, except to the extent of their ownership in shares of our Ordinary Shares and securities convertible or exercisable for Class A Ordinary Shares.

Procedures for Effecting the Reverse Stock Split

If our shareholders approve the reverse stock split, the Board will have discretion to determine the Effective Date of the reverse stock split to be any time on or prior to December 21, 2023, the first anniversary date of the 2022 Annual Meeting. If implemented by the Board, the reverse stock split would become effective upon the date, as approved by the Board by Board resolution, to be the effective date of the Reverse Stock Split pursuant to the authority granted by the shareholders. The actual timing of the effective date of the Reverse Stock Split will be made by the Board at such time as the Board believes to be most advantageous to us and our shareholders.

Principal Effects of the Reverse Stock Split

Effect on Authorized Shares

The Company is presently authorized under its Memorandum and Articles of Association to issue up to 60,000,000 Class A Ordinary Shares with a nominal or par value of US$1.00 each and up to 40,000,000 Class B Ordinary Shares with a nominal or par value of US$1.00 each. If the reverse stock split is implemented, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each.

Effect on Existing and Outstanding Ordinary Shares

If the reverse stock split is implemented, it will be effected simultaneously for all of our outstanding Ordinary Shares and the exchange ratio will be the same for all of our outstanding Ordinary Shares. The reverse split will affect all of our shareholders uniformly. Ordinary Shares issued pursuant to the reverse split will remain fully paid and non-assessable.

For example, if the reverse stock split was implemented on the Record Date of this 2022 Annual Meeting, the number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding will be reduced from 13,269,528 shares and 22,437,754 shares, respectively (the “Old Ordinary Shares”) to 1,326,953 Class A Ordinary Shares and 2,243,776 Class B Ordinary Shares (the “New Ordinary Shares”). As described below under “Mechanics of the Reverse Stock Split-Fractional Shares,” a holder of record of Old Ordinary Shares who would otherwise be entitled to a fraction of a share of New Ordinary Shares shall have the number of shares of New Ordinary Shares (receiving the same class of shares as is owned prior to the reverse stock split) which they are entitled rounded up to the nearest whole number of shares. No shareholders will receive cash in lieu of fractional shares. Subject to the treatment of fractional shares, (1) the change in the number of shares of Ordinary Shares outstanding that will result from the reverse stock split will not affect any shareholder’s percentage ownership in the Company, and (2) the relative voting and other rights that accompany the shares of Ordinary Shares will not be affected by the reverse stock split.

The reverse stock split will not have any dilutive effect on our shareholders (other than de minimis adjustments that may result from the treatment of fractional shares). Although, if approved, the reverse stock split would reduce, on a proportionate basis for each shareholder, the aggregate number of Ordinary Shares outstanding.

 After the reverse stock split, we will continue to be subject to the periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the reverse stock split, our Ordinary Shares will have a new CUSIP number.

Once the Board determines an Effective Date, without any further action on the part of the Company or our shareholders, every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) will be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share and every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) will be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share.

For example, if a shareholder presently holds 100 Class A Ordinary Shares with a nominal or par value of US$1.00 each, he or she would hold 10 Class A Ordinary Shares with a nominal or par value of US$10.00 each following the reverse stock split. Beginning on the Effective Date, each certificate representing pre-split shares would be deemed for all corporate purposes to evidence ownership of post-split shares. As soon as practicable after the effective date of the reverse stock split, shareholders would be notified that the reverse stock split had been effected.

The effect on the existing Class B Ordinary Shares would be the same as that on the outstanding Class A Ordinary Shares. However, since the number of outstanding Class B Ordinary shares would be reduced, so too would the number of Class A Ordinary Shares issuable upon exercise of the Class B Ordinary Shares.

Effect on Outstanding Option Awards under the Equity Compensation Plans and Outstanding Warrants

The proposed reverse stock split will reduce the number of shares of Ordinary Shares available for issuance under the 2017 Share Option Plan in proportion so that every 10 Ordinary Shares will be consolidated into 1 Ordinary Share if the reverse stock split is effected. Under the terms of our outstanding option awards, a reverse stock split would cause a reduction in the number of Ordinary Shares issuable upon exercise of such option awards in proportion to the exchange ratio, and would cause a proportionate increase in the exercise price of such option awards such that the aggregate exercise price payable by the optionee would remain the same.

The proposed reverse stock split will also proportionately reduce the number of Ordinary Shares available for issuance under the currently issued and outstanding Warrants (as defined below). As the date hereof, the Company has 3,482,715 Warrants issued and outstanding.

Any fractional share subject to an option or a Warrant resulting from an adjustment pursuant to the foregoing will generally be rounded up to the nearest whole number, and the exercise price per share will generally be rounded down to the nearest whole cent.

The following table shows the effect of the Reverse Stock Split, based on the number of securities issued, outstanding and authorized as of the Record Date (without giving effect to the treatment of fractional shares discussed below in “Mechanics of the Reverse Stock Split-Fractional Shares”)

Security	Amount of Security as of October 14, 2022	Amount of Security after the Share Consolidation
Number of authorized Class A Ordinary Shares	60,000,000, par value of USD 1.00 per share	6,000,000, par value of USD 10.00 per share
Number of authorized Class B Ordinary Shares	40,000,000, par value of USD 1.00 per share	4,000,000, par value of USD 10.00 per share
Number of outstanding shares of Class A Ordinary Shares	13,269,528	1,326,953
Number of outstanding shares of Class B Ordinary Shares	22,437,754	2,243,776
Number of shares of Class A Ordinary Shares reserved for issuance upon exercise of outstanding share options	2,724,194	272,420
Number of shares of Class A Ordinary Shares reserved for issuance in connection with future awards under our equity compensation plans	2,285,219	228,522
Number of shares of Class A Ordinary Shares reserved for issuance upon exercise of outstanding warrants	3,482,715	348,272
Number of shares of Class A Ordinary Shares reserved for issuance upon exercise of Class B Ordinary Shares	22,437,754	2,243,776

Accounting Matters

If the reverse stock split is implemented, the par value per share of our Ordinary Shares will change from USD 1.00 per share to USD 10.00 per share, which is in proportion to the number of Ordinary Shares that will be issued and authorized after the reverse stock split. Accordingly, the stated capital on our balance sheet attributable to the Ordinary Shares, will not change.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the reverse stock split, this transaction is not intended to be the first step in a “going private transaction,” within the meaning of Rule 13e-3 of the Exchange Act, and will not produce, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 of the Exchange Act.

Effective Date

The reverse stock split will become effective upon the date as approved by the Board to be the effective date of the Reverse Stock Split pursuant to the authority granted by the shareholders. No further action on the part of shareholders would be required to effect the reverse stock split. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

Mechanics of the Reverse Stock Split

Exchange of Stock Certificates

If the reverse stock split is implemented, each certificate representing pre-reverse split shares will, until surrendered and exchanged as described below, for all corporate purposes, be deemed to represent, respectively, only the number of post-reverse stock split shares.

Shortly after the reverse stock split becomes effective, shareholders will be notified and offered the opportunity at their own expense to surrender their current certificates to our transfer agent in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our transfer agent in exchange for the issuance of new certificates reflecting the reverse stock split. In connection with the reverse stock split, the CUSIP number for the Ordinary Shares will change from its current CUSIP number. This new CUSIP number will appear on any new stock certificates issued representing post-reverse stock split shares.

Shareholders will receive the same class(es) of shares as is owned prior to the reverse stock split.

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Effect on Registered “Book-entry” Holders of Ordinary Shares

Holders of Ordinary Shares may hold some or all of their Ordinary Shares electronically in book-entry form (“street name”). These shareholders do not have stock certificates evidencing their ownership. They are, however, provided with a statement reflecting the number of Ordinary Shares registered in their accounts. If the reverse stock split is implemented and you hold registered Ordinary Shares in book-entry form, you do not need to take any action to receive your post-reverse stock split shares. If you are entitled to post-reverse stock split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold. If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after our transfer agent completes the aggregation and sale described below in “Fractional Shares.”

Effect on Registered Certificated Shareholders

Some of our shareholders hold their Class A Ordinary Shares in certificate form. If the reverse stock split is implemented and any of your shares are held in certificate form, you will receive a transmittal letter from us or our transfer agent as soon as practicable after the effective date of the reverse stock split. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-reverse Ordinary Shares split shares to the transfer agent. Upon receipt of your pre-reverse stock split certificate(s), you will be issued the appropriate number of shares electronically in book-entry form, and if you are entitled to a payment in lieu of any fractional share interest, payment will be made as described below under “Fractional Shares.” No new shares in book-entry form will be issued and no payment in lieu of any fractional share interest will be made to you until you surrender your outstanding pre-reverse stock split certificate(s), together with the properly completed and executed letter of transmittal, to our transfer agent. At any time after receipt of your book-entry statement, you may request a stock certificate representing your ownership interest.

Fractional Shares

We do not currently intend to issue fractional shares in connection with the stock split. Therefore, we will not issue certificates representing fractional shares. In lieu of issuing fractions of shares, we will round up to the next whole number.

Dissenters’ or Appraisal Rights

Under the Companies Act (as revised), our shareholders are not entitled to any dissenters’ or appraisal rights with respect to the reverse stock split, and we will not independently provide shareholders with any such right.

U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the reverse stock split to holders of our Ordinary Shares.

Unless otherwise specifically indicated herein, this summary addresses the U.S. federal income tax consequences only to a beneficial owner of our Ordinary Shares that is: (i) a citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia), (iii) an estate whose income is subject to U.S. federal income taxation, regardless of its source, or (iv) any trust if: (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) it has a valid election in place to be treated as a U.S. person (each, a “U.S. Holder”). This summary does not address any state, local, foreign, or other tax consequences, nor does it address all of the tax consequences that may be relevant to a particular shareholder in light of their circumstances, including tax consequences arising to shareholders subject to special rules, such as persons who acquired shares of our Ordinary Shares pursuant to employee stock options or otherwise as compensation, certain financial institutions, tax-exempt entities, regulated investment companies, insurance companies, partnerships or other pass-through entities, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, individual retirement accounts or tax-deferred accounts, dealers in securities, commodities or currencies, persons holding shares in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction, shareholders whose “functional currency” is not the U.S. dollar, and persons that do not hold our Ordinary Shares as “capital assets” (generally, property held for investment).

This summary is based on current law, including the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as in effect as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a shareholder that are materially different from those described below. In addition, we have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the reverse stock split, and there can be no assurance the IRS will not challenge the statements and conclusions set forth in this discussion or that a court would not sustain any such challenge.

Tax Consequences of the Reverse Stock Split Generally

The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. Accordingly, a U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes on the reverse stock split. The aggregate tax basis of the post-reverse split shares received will be the same as the aggregate tax basis of the pre-reverse split shares exchanged therefore (excluding any portion of the holder’s basis allocated to fractional share interests), and the holding period(s) of the post-reverse split shares received will include the U.S. Holder’s holding period(s) for the pre-reverse split shares exchanged. The Company will not recognize any gain or loss as a result of the reverse stock split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES.

Vote Required

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were present and voted at the 2022 Annual Meeting is required to approve that every 10 Class A Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share of a par value of US$10.00 per share; and that every 10 Class B Ordinary Shares of a par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share of a par value of US$10.00 per share (the “Share Consolidation” or “Reverse Stock Split”) such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000,000.00 divided into 6,000,000 Class A Ordinary Shares with a nominal or par value of US$10.00 each and 4,000,000 Class B Ordinary Shares with a nominal or par value of US$10.00 each; with such Share Consolidation to be effective on any date on or prior to December 21, 2023 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE YOU VOTE “FOR” REVERSE STOCK SPLIT PROPOSAL

The Board of Directors is not aware of any other matters to be submitted to the 2022 Annual Meeting. If any other matters properly come before the 2022 Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Darren Lui
Darren Lui
Chief Executive Officer And Director

November 8, 2022